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                                                                    EXHIBIT 23.1

            Consent of Independent Registered Public Accounting Firm

The Board of Directors
UGS Corp.

We consent to the use of our report included herein and to the reference to our firm under the heading "Experts" in the prospectus.

Our report dated March 28, 2005 contains an explanatory paragraph that describes that effective May 27, 2004 UGS PLM Solutions Inc. was acquired by UGS Corp. in a business combination accounted for as a purchase. As a result of the acquisition, the consolidated financial information for the period after the acquisition is presented on a different cost basis than that for the periods before the acquisition and, therefore, is not comparable.


/s/ KPMG LLP


St. Louis, Missouri
March 29, 2005